Exhibit 99.1

Toro Corp. Reports Net Income of $1.6 Million for the Three Months Ended March 31, 2025.

Limassol, Cyprus,  July 17, 2025 – Toro Corp. (NASDAQ: TORO), (“Toro”, or the “Company”), a global energy transportation provider, today announced its results for the three months ended March 31, 2025.

Highlights of the First Quarter Ended March 31, 2025:

■	Total vessel revenues from continuing operations: $5.5 million, as compared to $6.4 million for the three months ended March 31, 2024, or a 14.1% decrease;

■	Net income from continuing operations: $1.5 million, as compared to $2.4 million for the three months ended March 31, 2024, or a 37.5% decrease;

■	Net income: $1.6 million, as compared to $22.1 million for the three months ended March 31, 2024, or a 92.8% decrease;

■	Earnings/(Loss) per common share, basic, from continuing operations: $0.019 per share, as compared to $(0.005) per share for the three months ended March 31, 2024, or a 480.0% increase;

■	EBITDA(1) from continuing operations: $1.0 million, as compared to $1.6 million for the three months ended March 31, 2024;

■	Cash of $92.7 million as of March 31, 2025, as compared to $37.2 million as of December 31, 2024;

■
On March 24, 2025, and March 31, 2025, the Company received from Castor Maritime Inc. (“Castor”)  partial prepayments related to the $100.0 million senior term loan facility amounting to $13,500,000 and $34,000,000, respectively (the loan was subsequently fully repaid by Castor on May 5, 2025); and

■	The spin-off of our Handysize tanker segment to a new Nasdaq-listed company, Robin Energy Ltd. (“Robin”) was completed on April 14, 2025.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“In the first quarter of 2025, despite reduced rates from our tanker segment compared to the same period in 2024, Toro maintained solid operational performance with strong cash inflows from the partial repayment of a senior term loan, which was fully repaid shortly after the end of the first quarter.

Since then, the Company has expanded its fleet with the addition of a modern MR tanker and agreed to sell one LPG vessel. On July 10th, Toro has also launched a share repurchase tender offer for 4.5 million of its own shares to deliver value to our shareholders. Toro remains focused on optimizing its fleet and delivering long-term value to shareholders.”

Earnings Commentary:

First quarter ended March 31, 2025, and 2024 Results

Total vessel revenues, net of charterers’ commissions, from continuing operations decreased to $5.5 million in the three months ended March 31, 2025, from $6.4 million in the same period in 2024. This decrease of $0.9 million was mainly associated with the substantially lower hire rates of our Handysize vessel in the three months ended March 31, 2025 compared to the same period in 2024, partially offset by slightly increased hire rates of our LPG carrier vessels in the three months ended March 31, 2025 compared to the same period in 2024. During the three months ended March 31, 2025, our fleet earned on average a Daily TCE Rate of $11,480, compared to an average Daily TCE Rate of $13,048 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses from continuing operations for our fleet decreased to $0.4 million in the three months ended March 31, 2025, from $0.5 million in the same period in 2024. This decrease of $0.1 million was mainly associated with decreased bunkers consumption costs of $0.2 million in the three months ended March 31, 2025, as compared to the same period in 2024, offset by the increase of $0.1 million in port and other expenses in the three months ended March 31, 2025, as compared to the same period in 2024.

The increase in vessel operating expenses from continuing operations by $0.3 million to $2.6 million in the three months ended March 31, 2025, from $2.3 million in the same period in 2024, mainly reflects the increase in crew and related costs in the three months ended March 31, 2025, as compared in the same period in 2024, mainly due to the increased crew changes in our fleet.

Management fees from continuing operations increased to $0.48 million in the three months ended March 31, 2025, from $0.47 million in the same period in 2024, as a result of the increase in management fees from $1,039 per vessel per day to $1,071 per vessel per day effective from July 1, 2024, under the terms of the amended and restated master management agreement between the Company, the Company’s ship owning subsidiaries and Castor Ships S.A.

Depreciation expenses from continuing operations for our fleet amounted to $1.1 million in the three months ended March 31, 2025 and in the same period in 2024. Dry-dock and special survey amortization charges from continuing operations amounted to $0.2 million for the three months ended March 31, 2025, compared to a charge of $0.1 million in the three months ended March 31, 2024. This increase in dry-dock amortization charges is related to the amortization of the M/T Wonder Mimosa, which initiated and completed its scheduled dry-dock and special survey in the second and third quarters of 2024, respectively.

General and administrative expenses from continuing operations in the three months ended March 31, 2025, amounted to $2.4 million, whereas, in the same period of 2024, general and administrative expenses totaled $2.3 million. This increase is mainly associated with the higher corporate fees, partially offset by the decrease of the stock based compensation cost for non-vested shares granted under our Equity Incentive Plan amounting to $0.9 million in the three months ended March 31, 2025, as compared to $1.2 million in the same period in 2024.

Interest and finance costs, net, from continuing operations amounted to $(1.8) million in the three months ended March 31, 2025, whereas, in the same period of 2024, interest and finance costs, net amounted to $(2.0) million. This variation is mainly due to the decrease in interest income we earned from our time and cash deposits due to decreased average cash balances during the three months ended March 31, 2025, as compared with the same period of 2024, partially offset by the increase in interest income from related party during the three months ended March 31, 2025, as compared with the same period of 2024, due to the $100.0 million senior term loan facility to Castor on December 11, 2024.

Recent Financial Developments Commentary:

Equity update

On April 15, 2025, the Company paid to Castor a dividend amounting to $0.4 million on its 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from January 15, 2025 to April 14, 2025.

As of July 16, 2025, we had 19,093,853 common shares issued and outstanding.

Tender Offer

On July 10, 2025, we  commenced a tender offer to purchase up to 4,500,000 of our common shares, using funds available from cash and cash equivalents on hand, at a price of $2.75 per share. The tender offer will expire at the end of the day, 5:00 P.M., Eastern Time, on August 7, 2025, unless extended or withdrawn. The Board of Directors determined that it is in the Company’s best interest to repurchase shares at this time given the Company’s cash position and stock price.

Liquidity/Financing/Cash flow update

Our consolidated cash position increased by $55.5 million, from $37.2 million as of December 31, 2024, to $92.7 million as of March 31, 2025. During the three months ended March 31, 2025, our cash position increased mainly as a result of (i) $5.9 million of net operating cash flows provided from continuing operations, (ii) $50.0 million of net investing cash flows provided from continuing operations, reflecting the proceeds from repayment of the $100.0 million senior term loan facility to Castor, (iii) $0.4 million of net financing cash flows used from continuing operations, reflecting the payment of dividend to Castor on our Series A Preferred Shares for the period from October 15, 2024 to January 14, 2025 and (iv) $0.01 million of net cash used from discontinued operations.

Recent Business Developments Commentary:

Full repayment by Castor of the $100.0 million senior term loan facility

On December 11, 2024, Toro entered into a facility agreement with Castor to provide a $100.0 million senior term loan facility to Castor which was drawn down on the same date and was fully repaid by Castor on May 5, 2025.

Vessel acquisition

On May 30, 2025, the Company, through a wholly owned subsidiary, entered into agreement with an unaffiliated third-party to acquire a 2021-built MR tanker vessel, the M/T Wonder Altair, for a purchase price of $36.25 million. The M/T Wonder Altair was delivered to the Company on July 11, 2025. Following the acquisition of the new MR tanker vessel, the former Handysize segment was renamed “MR (Handysize/MR2)” to reflect both the updated fleet composition and strategic continuity of the segment.

Vessel sale

On July 10, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel is expected to be delivered to its new owner during the third quarter of 2025. On July 15, 2025, the Company received deposit from the vessel’s buyer amounting to $1.80 million, or 10% of the purchase price of the vessel. The terms of the transaction were approved by the independent and disinterested members of the Boards of Toro and Robin, respectively, following the negotiation and recommendation by special committees of the independent and disinterested directors of the Boards of Toro and Robin.

Fleet Employment Status (as of July 16, 2025): During the three months ended March 31, 2025, we operated on average 5.0 vessels earning a Daily TCE Rate(1) of $11,480 as compared to an average of 5.0 vessels earning a Daily TCE Rate(1) of $13,048 during the same period in 2024. Our employment profile as of July 16, 2025 is presented immediately below.

 (1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

LPG Carriers
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period(1)	$338,000 per month (until Jul-25), $345,000 per month (from Aug-25)	Feb-26	Feb-26
Dream Arrax	LPG carrier 5,000 cbm	4,753	2015	Japan	Time Charter period(2)	$335,000 per month	Apr-26	May-26
Dream Syrax(3)	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period(4)	$337,000 per month	Dec-25	Jan-27
Dream Vermax	LPG carrier 5,000 cbm	5,155	2015	Japan	Time Charter period(5)	$354,500 per month	Mar-26	Apr-27
MR (Handysize/MR2) tanker
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
M/T Wonder Altair	MR2	50,303	2021	China	Time Charter period	$17,675 per day	Nov-25	Feb-26

(1)
The vessel has been fixed under a time charter period contract of twelve months starting from August 2024, at $338,000 per month plus twelve months at the charterer’s option which was not exercised. Additionally, the vessel has been fixed under a new time charter period contract of seven months starting from August 2025, at $345,000 per month plus or minus seven days in charterer’s option.

(2)
The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month plus twelve months at $335,000 per month at the charterer’s option. The charterer exercised this option, effective from May 14, 2025.

(3)
On July 10, 2025, we entered into an agreement with a wholly owned subsidiary of Robin, for the sale of the LPG Dream Syrax, at a price of $18.0 million. The vessel is expected to be delivered to its new owner during the third quarter of 2025.

(4)
The vessel has been fixed under a time charter period contract of twelve months starting from May 2024, at $323,000 per month. On October 8, 2024, we and the charterer agreed that from May 18, 2025 until January 1, 2026 (plus or minus seven days in charterer’s option), the rate will be increased to $337,000 per month, plus twelve months at the charterer’s option (plus or minus seven days in charterer’s option). The rate for the optional period will be increased at a rate between 2% and 6% to be mutually agreed between us and the charterer.

(5)
The vessel has been fixed under a time charter period contract of twelve months starting from March 2024, at $318,000 per month plus twelve months at the charterer’s option at a rate to be mutually agreed between us and the charterer. On January 22, 2025, it was agreed between us and the charterer that from March 22, 2025 until March 22, 2026 (plus or minus thirty days in charterer’s option), the rate is increased to $354,500 per month, plus twelve months at the charterer’s option (plus or minus thirty days in charterer’s option) . The rate for the optional period will be increased at a rate to be mutually agreed between us and the charterer.

Financial Results (Continuing Operations) Overview:

Set forth below are selected financial and operational data of our Handysize tanker and LPG carrier segments for each of the three months ended March 31, 2025 and 2024, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2025 (unaudited)	March 31, 2024 (unaudited)
Total vessel revenues	$5,538,912	$6,419,462
Operating loss	$(1,600,497)	$(226,050)
Net income and comprehensive income	$1,482,736	$2,397,632
EBITDA(1)	$955,627	$1,562,662
Earnings/(Loss) per common share, basic	$0.019	$(0.005)
Earnings/(Loss) per common share, diluted	$0.017	$(0.005)

(1)        EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data (Continuing Operations):

Set forth below are selected financial and operational data of our Handysize tanker and LPG carrier segments for each of the three months March 31, 2025 and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2025	2024
Ownership Days(1)(7)	450	455
Available Days(2)(7)	446	455
Operating Days(3)(7)	446	455
Daily TCE Rate(4)	$11,480	$13,048
Fleet Utilization(5)	100%	100%
Daily vessel operating expenses(6)	$5,715	$4,947

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

TORO CORP.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2025	2024
REVENUES
Time charter revenues	3,951,748	3,178,134
Voyage charter revenues	—	762,148
Pool revenues	1,587,164	2,479,180
Total vessel revenues	$5,538,912	$6,419,462
EXPENSES
Voyage expenses (including commissions to related party)	(418,808)	(482,724)
Vessel operating expenses	(2,571,739)	(2,250,790)
General and administrative expenses (including related party fees)	(2,386,061)	(2,257,574)
Management fees - related parties	(481,950)	(472,745)
Depreciation and amortization	(1,280,851)	(1,156,310)
Provision for doubtful accounts	—	(25,369)
Operating loss	$(1,600,497)	$(226,050)
Interest and finance costs, net (1)	1,807,960	2,013,777
Other expenses, net(2)	25,273	458
Dividend income from related party	1,250,000	631,944
Income taxes	—	(22,497)
Net income and comprehensive income from continuing operations, net of taxes	$1,482,736	$2,397,632
Net income and comprehensive income from discontinued operations, net of taxes	$102,360	$19,729,727
Net income and comprehensive income	$1,585,096	$22,127,359
Dividend on Series A Preferred Shares	(350,000)	(353,889)
Deemed dividend on Series A Preferred Shares	(771,129)	(751,378)
Net income attributable to common shareholders	$463,967	$21,022,092
Earnings/(Loss) per common share, basic, continuing operations	$0.019	$(0.005)
Earnings/(Loss) per common share, diluted, continuing operations	$0.017	$(0.005)
Earnings per common share, basic, discontinued operations	$0.006	$1.112
Earnings per common share, diluted, discontinued operations	$0.001	$1.112
Earnings per common share, basic, total	$0.025	$1.107
Earnings per common share, diluted, total	$0.018	$1.107
Weighted average number of common shares outstanding, basic:	17,653,853	17,739,362
Weighted average number of common shares outstanding, diluted:	87,342,635	17,739,362

(1)	Includes interest and finance costs and interest income (including interest income from related party), if any.

(2)	Includes aggregated amounts for foreign exchange gains/(losses), gain/(loss) on equity securities and other income, as applicable in each period.

TORO CORP.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$92,724,040	$37,193,010
Due from related parties	4,515,858	6,072,800
Loan to related party, current	14,000,000	10,364,205
Other current assets	1,680,107	1,149,269
Current assets of discontinued operations	562,312	495,003
Total current assets	113,482,317	55,274,287

NON-CURRENT ASSETS:
Vessels, net	71,706,967	72,767,793
Due from related parties	1,590,501	1,590,501
Investment in related party	101,090,278	100,687,500
Loan to related party, non-current	36,000,000	90,000,000
Other non-currents assets	6,044,356	6,087,103
Total non-current assets	216,432,102	271,132,897
Total assets	329,914,419	326,407,184

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	388,333	338,333
Other current liabilities	4,073,497	2,737,462
Current liabilities of discontinued operations	1,578,025	1,619,763
Total current liabilities	6,039,855	4,695,558

NON-CURRENT LIABILITIES:
Total non-current liabilities	—	—
Total liabilities	6,039,855	4,695,558

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 140,000 shares issued and outstanding as of March 31, 2025, and December 31, 2024, respectively, aggregate liquidation preference of $140,000,000 as of March 31, 2025 and December 31, 2024, respectively.	123,436,948	122,665,819
Total mezzanine equity	123,436,948	122,665,819

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,093,853 issued and outstanding as of March 31, 2025 and December 31, 2024, respectively.	19,094	19,094
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of March 31, 2025 and December 31, 2024, respectively.	40	40
Additional paid-in capital	59,533,066	58,605,224
Retained Earnings	140,885,416	140,421,449
Total shareholders’ equity	200,437,616	199,045,807
Total liabilities, mezzanine equity and shareholders’ equity	$329,914,419	$326,407,184

TORO CORP.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Three Months Ended March 31,
	2025	2024
Cash Flows (used in)/provided by Operating Activities of continuing operations:
Net income	$1,585,096	$22,127,359
Less: Net income from discontinued operations, net of taxes	(102,360)	(19,729,727)
Net income from continuing operations, net of taxes	1,482,736	2,397,632
Adjustments to reconcile net income from continuing operations to net cash provided by Operating activities:
Depreciation and amortization	1,280,851	1,156,310
Provision for doubtful accounts	—	25,369
Stock based compensation cost	927,842	1,219,111
Straight line amortization of hire	(80,211)	—
Unrealized gain on equity securities	(21,177)	—
Changes in operating assets and liabilities:
Accounts receivable trade, net	(175,431)	377,436
Inventories	(148,885)	(247,656)
Due from/to related parties	1,568,368	80,810
Prepaid expenses and other assets	(105,133)	400,865
Accounts payable	726,965	(417,920)
Other deferred charges	—	(24,409)
Accrued liabilities	447,457	497,106
Deferred revenue	—	308,500
Dry-dock costs paid	(15,669)	(21,286)
Net Cash provided by Operating Activities from continuing operations	5,887,713	5,751,868

Cash flow (used in)/provided by Investing Activities of continuing operations:
Vessel acquisitions and other vessel improvements	—	(32,610)
Proceeds from repayment of loan to related party	50,000,000	—
Net cash provided by/(used in) Investing Activities from continuing operations	50,000,000	(32,610)

Cash flows (used in)/provided by Financing Activities of continuing operations:
Payment of Dividend on Series A Preferred Shares	(350,000)	(350,000)
Payment for repurchase of common shares	—	(3,728,008)
Net cash used in Financing Activities from continuing operations	(350,000)	(4,078,008)

Cash flows of discontinued operations:
Net cash (used in)/provided by Operating Activities from discontinued operations	(7,065)	1,954,552
Net cash provided by Investing Activities from discontinued operations	—	32,488,070
Net cash used in Financing Activities from discontinued operations	—	(5,257,200)
Net cash (used in)/provided by discontinued operations	(7,065)	29,185,422

Net increase in cash and cash equivalents	55,530,648	30,826,672
Cash and cash equivalents at the beginning of the period	37,197,848	155,585,401
Cash and cash equivalents at the end of the period	$92,728,496	$186,412,073

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our Handysize tanker and LPG carrier segments (continuing operations) to Total vessel revenues from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2025	2024
Total vessel revenues	$5,538,912	$6,419,462
Voyage expenses including commissions to related party	(418,808)	(482,724)
TCE revenues	$5,120,104	$5,936,738
Available Days	446	455
Daily TCE Rate	$11,480	$13,048

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income from continuing operations, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended March 31,
(In U.S. dollars)	2025	2024
Net Income from continuing operations, net of taxes	$1,482,736	$2,397,632
Depreciation and amortization	1,280,851	1,156,310
Interest and finance costs, net(1)	(1,807,960)	(2,013,777)
US source income taxes	—	22,497
EBITDA	$955,627	$1,562,662

(1)	Includes interest and finance costs and interest income (including interest income from related party), if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of our spin-off from Castor Maritime Inc., the effects of the Robin Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segments of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com